FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 26, 2018	By...../s/………Eiji Shimizu………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2018

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2018

July 26, 2018

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2018	Three months ended June 30, 2017	Change(%)		Three months ended June 30, 2018
Net sales	¥1,006,387	¥992,473	+	1.4	$9,066,550
Operating profit	97,963	93,832	+	4.4	882,550
Income before income taxes	110,121	99,556	+	10.6	992,081
Net income attributable to Canon Inc.	¥77,670	¥69,180	+	12.3	$699,730

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥71.93	¥63.53	+	13.2	$0.65
- Diluted	71.93	63.53	+	13.2	0.65

CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projection
	Six months ended June 30, 2018	Six months ended June 30, 2017	Change(%)		Six months ended June 30, 2018	Year ending December 31, 2018	Change(%)
Net sales	¥1,967,099	¥1,965,234	+	0.1	$17,721,613	¥4,120,000	+	1.0
Operating profit	175,046	167,022	+	4.8	1,576,991	378,500	+	17.7
Income before income taxes	195,880	177,566	+	10.3	1,764,685	410,000	+	15.9
Net income attributable to Canon Inc.	¥134,783	¥124,269	+	8.5	$1,214,261	¥280,000	+	15.7

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥124.83	¥113.98	+	9.5	$1.12	¥259.32	+	16.3
- Diluted	124.82	113.98	+	9.5	1.12	259.31	+	16.3

	Actual
	As of June 30, 2018	As of December 31, 2017	Change(%)		As of June 30, 2018

Total assets	¥5,011,938	¥5,198,291	-	3.6	$45,152,595

Canon Inc. shareholders’ equity	¥2,827,671	¥2,870,630	-	1.5	$25,474,514

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY111=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 29, 2018, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2018 Second Quarter in Review

Looking back at the global economy in the second quarter of 2018, the U.S. economy continued to grow steadily as corporate earnings and employment conditions improved. In Europe, unemployment rate remained at a low level, mainly in Germany and the U.K., and the economy continued to recover moderately, mainly driven by domestic demand. The Chinese economy rallied due to improving consumer spending as personal income increased, and the economies of emerging countries continued to realize moderate growth. In Japan, capital investment increased moderately due to increasing exports. As a result, the global economy overall continued to realize moderate recovery.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) remained at around the same level as the previous year, while demand for laser printers continued to recover, mainly in emerging countries. The market for cameras continued to decline while the market for inkjet printers achieved moderate growth. Additionally, while demand for medical equipment remained at around the same level as the previous year in Japan, demand was solid in other markets. Within the Industry and Others sector, capital investment in semiconductor lithography equipment increased and the demand for network cameras also enjoyed solid growth.

The average values of the yen during the second quarter and the first half of the year were ¥109.14 and ¥108.61 against the U.S. dollar, respectively, year-on-year appreciation of approximately ¥2 and ¥4, and ¥129.97 and ¥131.45 against the euro, respectively, year-on-year depreciation of approximately ¥8 and ¥10.

During the second quarter, unit sales of office MFDs increased compared with the same period of the previous year due to the expanded sales of color models. Additionally, unit sales of laser printers increased compared with the same period of the previous year, supported by the steady sales of newly launched models, as demand recovered in emerging countries. Total sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year due to the shrinking market, however sales of mirrorless cameras increased mainly supported by sales of new products. Looking at inkjet printers, unit sales decreased compared with the same period of the previous year, mainly due to a review of our distribution channels. For medical equipment, diagnostic ultrasound systems experienced solid demand, mainly outside of Japan, achieving increased sales compared with the same period of the previous year. For industrial equipment, sales of semiconductor lithography equipment increased significantly, compared with the same period of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily. Under these conditions, second-quarter net sales increased by 1.4% year on year to ¥1,006.4 billion. Net sales for the first half of the year increased by 0.1% year on year to ¥1,967.1 billion. The gross profit ratio dropped by 2.7 points to 47.2% and gross profit decreased by 4.1% year on year to ¥474.6 billion due to mainly the fact that certain costs that were under operating expenses have been reclassified under cost of sales by adopting new accounting standards related to revenue recognitions. Operating expenses decreased by 6.1% year on year to ¥376.6 billion, thanks to continuous Group-wide cost down efforts and efforts to reduce spending as well as the impact of the aforementioned reclassification of figures as part of the adoption of new accounting standards. As a result, second-quarter operating profit increased by 4.4% to ¥98.0 billion. Other income (deductions) increased by ¥6.4 billion, mainly due to foreign currency exchange gains, while income before income taxes increased by 10.6% year on year to ¥110.1 billion and net income attributable to Canon Inc. increased by 12.3% to ¥77.7 billion. Operating profit for the first half of the year increased by 4.8% to ¥175.0 billion while income before income taxes increased by 10.3% to ¥195.9 billion and first-half net income attributable to Canon Inc. increased by 8.5% to ¥134.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥71.93 for the second quarter, a year-on-year increase of ¥8.40, and ¥124.83 for the first half, a year-on-year increase of ¥10.85.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by such models as the newly launched next-generation A3 (12”x18”) color imageRUNNER ADVANCE C3500 series and, the imageRUNNER C3020 series, strategic models for emerging countries. In commercial printing, sales of the newly launched Océ-produced Colorado 1640, wide-format roll-to-roll printer, were solid. As for laser printers, sales increased compared with the same period of the previous year, supported by steady sales of new models that achieved low power consumption, compact body designs and high productivity, and steady sales of consumables. These factors resulted in total sales for the business unit of ¥477.7 billion, a year-on-year increase of 1.5%, while operating profit totaled ¥61.9 billion, a year-on-year increase of 10.7%. Sales for the combined first six months of the year totaled ¥935.4 billion, a year-on-year increase of 0.8%, while operating profit totaled ¥114.9 billion, a year-on-year increase of 3.2%.

Within the Imaging System Business Unit, unit sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year, due to the gradually shrinking market. However, Canon maintained the top share in the overall interchangeable-lens digital camera market, mainly in the United States, Europe and Japan. Within this, as for mirrorless cameras, the newly launched EOS Kiss M, an entry-level model with shooting functions matching those of higher-level models, enjoyed strong demand. As for digital compact cameras, although unit sales decreased compared with the same period of the previous year amid the shrinking market, sales of such high-value-added models as the PowerShot G-series enjoyed solid demand. For inkjet printers, although demand was strong for refillable ink tank models and large format inkjet printers, overall unit sales decreased compared with the same period of the previous year due to a review of distribution channels. As a result, sales for the business unit decreased by 7.8% to ¥260.5 billion year on year, while operating profit totaled ¥34.8 billion, a year-on-year decrease of 28.3%. Sales for the combined first six months of the year totaled ¥482.3 billion, a year-on-year decrease of 8.1%, while operating profit totaled ¥59.5 billion, a year-on-year decrease of 23.5%.

Within the Medical System Business Unit, sales increased due to the fact that Canon Medical Systems Corporation’s computed tomography (“CT”) products maintained the top share in the Japanese market and sales of the newly launched diagnostic ultrasound systems, Aplio i-series, equipped with proprietary high-resolution imaging technology, grew steadily mainly outside of Japan. As a result, sales for the business unit increased by 6.9% to ¥94.7 billion year on year, while operating profit increased by ¥1.8 billion from the previous year to ¥1.9 billion. Sales for the combined first six months of the year totaled ¥211.8 billion, a year-on-year decrease of 3.9%, due to the fact that sales for the first quarter of the previous year were particularly high. While operating profit totaled ¥12.4 billion, a year-on-year increase of 23.6%, mainly thanks to a shift in sales strategy away from selling low profitability models to pursue improvements in profitability.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased significantly from the same period of the previous year supported by active capital investment due to increasing demand for memory devices. Additionally, manufacturing equipment for Organic LED (“OLED”) panels enjoyed solid sales. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit increased by 16.1% year on year to ¥200.2 billion, while operating profit totaled ¥24.3 billion, a year-on-year increase of 84.9%. Sales for the combined first six months of the year totaled ¥388.8 billion, a year-on-year increase of 16.1%, while operating profit totaled ¥42.9 billion, a year-on-year increase of 96.3%.

Cash Flow

During the first half of 2018, cash flow from operating activities totaled ¥164.9 billion, a decrease of ¥144.3 billion compared with the same period of the previous year, owing to increase of working capital and payment of income taxes. Cash flow from investing activities decreased ¥18.1 billion a year-on-year to ¥89.7 billion as a result of a decrease in the amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥75.1 billion, a decrease of ¥126.2 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥144.5 billion, mainly owing to the dividend payout, and the repayment of long-term debt.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥84.3 billion to ¥637.5 billion from the end of the previous year.

Outlook

As for the outlook from the third quarter onward, the U.S. economy is expected to continue to grow steadily due to such factors as tax reform providing a boost. The European economy is expected to recover slowly due to increasing uncertainty surrounding the U.K.’s decision to leave the EU, although consumer spending is expected to remain stable due to solid employment conditions. Looking at China, the economy is expected to stabilize through private-sector capital investment and consumer spending growth, while emerging countries, such as India and those of Southeast Asia, are expected to maintain steady growth. With regard to the Japanese economy, the outlook indicates a trend of gradual recovery supported by corporate earnings and improved employment conditions. Overall, the global economy is expected to grow moderately, despite such concerns as trade friction caused by the rise in protectionism.

In the businesses in which Canon is involved, for office MFDs, color models are expected to enjoy solid demand. Looking at the laser printer market, demand for printers is expected to continue to improve in emerging countries. As for interchangeable-lens digital cameras, overall demand is expected to decrease moderately, although demand for mirrorless cameras is expected to grow steadily. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models, although demand for high-value-added models is expected to grow steadily. With regard to inkjet printers, demand is expected to exceed that of the previous year as demand recovers in emerging countries. As for the medical equipment market, demand is expected to remain firm mainly outside of Japan in response to replacement demand for medical equipment in developed countries and increasing demand in emerging countries. Looking at industrial equipment, within the semiconductor lithography equipment segment, capital investment is expected to increase in response to increasing demand for various memory devices. For flat panel display (“FPD”) lithography equipment and OLED panel manufacturing equipment, the market is expected to shift from an active phase to a short-term adjustment phase as panel manufacturers are expected to postpone some capital investment. The network camera market is expected to continue expanding due to the increasing needs for high image quality and image analysis technology.

With regard to currency exchange rates for the third quarter onward, Canon anticipates exchange rates of ¥110 to the U.S. dollar and ¥130 to the euro, representing appreciation of approximately ¥3 against the U.S. dollar and depreciation of approximately ¥4 against the euro as the annual average rates of the previous year.

Upon taking into consideration makers’ postponement of capital investment for OLED panel manufacturing equipment and the sales of office MFDs and interchangeable-lens digital cameras shifting to a slightly lower price range, Canon projects full-year consolidated net sales of ¥4,120.0 billion, a year-on-year increase of 1.0%; operating profit of ¥378.5 billion, a year-on-year increase of 17.7%; income before income taxes of ¥410.0 billion, a year-on-year increase of 15.9%; and net income attributable to Canon Inc. of ¥280.0 billion, a year-on-year increase of 15.7%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2018		Change	Year ended December 31, 2017	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,300,000	4,120,000	(180,000)	4,080,015	+1.0%
Operating profit*	404,000	378,500	(25,500)	321,605	+17.7%
Income before income taxes	420,000	410,000	(10,000)	353,884	+15.9%
Net income attributable to Canon Inc.	280,000	280,000	-	241,923	+15.7%

* As for operating profit, due to the adoption of new accounting standard related to Compensation-Retirement Benefits, pension cost components other than service cost component have been reclassified to other income (deductions). The impacts of this change were ¥9,874 million and ¥17,000 million for the year ended December 31, 2017 and “Revised Outlook for 2018”, respectively. Please refer to “II. Financial Statements 7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES” on page 11 for more detailed information.

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥80.00 per share for the fiscal year 2018, half the amount of the annual dividend paid out in fiscal 2017, which included the commemorative dividend to mark the 80th anniversary of the company’s establishment, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2018	As of December 31, 2017	Change
ASSETS
Current assets:
Cash and cash equivalents	637,498	721,814	(84,316)
Short-term investments	1,860	1,965	(105)
Trade receivables, net	588,793	650,872	(62,079)
Inventories	599,385	570,033	29,352
Prepaid expenses and other current assets	317,407	287,965	29,442

Total current assets	2,144,943	2,232,649	(87,706)

Noncurrent receivables	19,072	35,444	(16,372)
Investments	49,697	48,320	1,377
Property, plant and equipment, net	1,103,064	1,126,620	(23,556)
Intangible assets, net	400,723	420,972	(20,249)
Goodwill	902,102	936,722	(34,620)
Other assets	392,337	397,564	(5,227)

Total assets	5,011,938	5,198,291	(186,353)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	39,098	39,328	(230)
Trade payables	387,354	380,654	6,700
Accrued income taxes	52,883	77,501	(24,618)
Accrued expenses	313,200	330,188	(16,988)
Other current liabilities	264,584	281,809	(17,225)

Total current liabilities	1,057,119	1,109,480	(52,361)
Long-term debt, excluding current installments	443,672	493,238	(49,566)
Accrued pension and severance cost	344,993	365,582	(20,589)
Other noncurrent liabilities	113,897	133,816	(19,919)

Total liabilities	1,959,681	2,102,116	(142,435)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,612	401,386	226
Legal reserve	67,098	66,879	219
Retained earnings	3,477,334	3,429,312	48,022
Accumulated other comprehensive income (loss)	(234,643)	(143,228)	(91,415)
Treasury stock, at cost	(1,058,492)	(1,058,481)	(11)

Total Canon Inc. shareholders’ equity	2,827,671	2,870,630	(42,959)

Noncontrolling interests	224,586	225,545	(959)

Total equity	3,052,257	3,096,175	(43,918)

Total liabilities and equity	5,011,938	5,198,291	(186,353)

	Millions of yen
	As of June 30, 2018	As of December 31, 2017
Notes:
1. Allowance for doubtful receivables	12,936	13,378
2. Accumulated depreciation	2,640,273	2,638,055
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(55,126)	30,208
Net unrealized gains and losses on securities	-	5,484
Net gains and losses on derivative instruments	(546)	(180)
Pension liability adjustments	(178,971)	(178,740)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the second quarter	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2017	Change(%)

Net sales	1,006,387	992,473	+	1.4
Cost of sales	531,836	497,466

Gross profit	474,551	495,007	-	4.1
Operating expenses:
Selling, general and administrative expenses	300,354	319,848
Research and development expenses	76,234	81,327

	376,588	401,175

Operating profit	97,963	93,832	+	4.4
Other income (deductions):
Interest and dividend income	1,543	1,686
Interest expense	(157)	(105)
Other, net	10,772	4,143

	12,158	5,724

Income before income taxes	110,121	99,556	+	10.6

Income taxes	28,890	27,739

Consolidated net income	81,231	71,817
Less: Net income attributable to noncontrolling interests	3,561	2,637

Net income attributable to Canon Inc.	77,670	69,180	+	12.3

Results for the first half	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017	Change(%)

Net sales	1,967,099	1,965,234	+	0.1
Cost of sales	1,047,854	1,002,418

Gross profit	919,245	962,816	-	4.5
Operating expenses:
Selling, general and administrative expenses	589,045	632,373
Research and development expenses	155,154	163,421

	744,199	795,794

Operating profit	175,046	167,022	+	4.8
Other income (deductions):
Interest and dividend income	3,495	2,965
Interest expense	(414)	(353)
Other, net	17,753	7,932

	20,834	10,544

Income before income taxes	195,880	177,566	+	10.3

Income taxes	54,832	48,048

Consolidated net income	141,048	129,518
Less: Net income attributable to noncontrolling interests	6,265	5,249

Net income attributable to Canon Inc.	134,783	124,269	+	8.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2017	Change(%)

Consolidated net income	81,231	71,817	+	13.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	7,773	41,490
Net unrealized gains and losses on securities	(141)	(931)
Net gains and losses on derivative instruments	(1,635)	(1,166)
Pension liability adjustments	(464)	(511)

	5,533	38,882

Comprehensive income (loss)	86,764	110,699	-	21.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,133	4,779

Comprehensive income (loss) attributable to Canon Inc.	84,631	105,920	-	20.1

Results for the first half	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017	Change(%)

Consolidated net income	141,048	129,518	+	8.9
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(90,635)	(2,604)
Net unrealized gains and losses on securities	(141)	(591)
Net gains and losses on derivative instruments	(370)	1,707
Pension liability adjustments	(219)	20

	(91,365)	(1,468)

Comprehensive income (loss)	49,683	128,050	-	61.2
Less: Comprehensive income (loss) attributable to noncontrolling interests	972	5,964

Comprehensive income (loss) attributable to Canon Inc.	48,711	122,086	-	60.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the second quarter	Millions of yen
Sales by business unit	Three months ended June 30, 2018	Three months ended June 30, 2017	Change(%)
Office	477,698	470,657	+	1.5
Imaging System	260,501	282,688	-	7.8
Medical System	94,688	88,617	+	6.9
Industry and Others	200,218	172,483	+	16.1
Eliminations	(26,718)	(21,972)		-

Total	1,006,387	992,473	+	1.4

	Millions of yen
Sales by region	Three months ended June 30, 2018	Three months ended June 30, 2017	Change(%)
Japan	203,514	210,897	-	3.5
Overseas:
Americas	271,950	274,273	-	0.8
Europe	258,758	253,983	+	1.9
Asia and Oceania	272,165	253,320	+	7.4

	802,873	781,576	+	2.7

Total	1,006,387	992,473	+	1.4

Results for the first half	Millions of yen
Sales by business unit	Six months ended June 30, 2018	Six months ended June 30, 2017	Change(%)
Office	935,420	928,402	+	0.8
Imaging System	482,300	524,747	-	8.1
Medical System	211,753	220,372	-	3.9
Industry and Others	388,766	334,943	+	16.1
Eliminations	(51,140)	(43,230)		-

Total	1,967,099	1,965,234	+	0.1

	Millions of yen
Sales by region	Six months ended June 30, 2018	Six months ended June 30, 2017	Change(%)
Japan	428,454	441,464	-	2.9
Overseas:
Americas	511,561	530,146	-	3.5
Europe	506,607	495,555	+	2.2
Asia and Oceania	520,477	498,069	+	4.5

	1,538,645	1,523,770	+	1.0

Total	1,967,099	1,965,234	+	0.1

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit :
Digital radiography systems / Diagnostic X-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment
Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017

Cash flows from operating activities:
Consolidated net income	141,048	129,518
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	121,542	126,615
Loss on disposal of fixed assets	1,978	1,670
Deferred income taxes	(9,328)	(8,150)
Decrease in trade receivables	9,751	58,105
Increase in inventories	(48,007)	(36,543)
Increase in trade payables	9,951	20,974
Increase (decrease) in accrued income taxes	(23,906)	21,164
Decrease in accrued expenses	(6,950)	(22,227)
Increase (decrease) in accrued (prepaid) pension and severance cost	(12,623)	1,189
Other, net	(18,603)	16,791

Net cash provided by operating activities	164,853	309,106

Cash flows from investing activities:
Purchases of fixed assets	(95,333)	(94,835)
Proceeds from sale of fixed assets	8,324	3,105
Purchases of securities	(835)	-
Proceeds from sale and maturity of securities	925	558
(Increase) decrease in time deposits, net	550	(13,959)
Acquisitions of businesses, net of cash acquired	(2,635)	(5,598)
Purchases of other investments	(678)	(250)
Other, net	(63)	3,141

Net cash used in investing activities	(89,745)	(107,838)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	110	1,158
Repayments of long-term debt	(53,055)	(2,819)
Increase in short-term loans, net	2,106	2,278
Dividends paid	(91,779)	(81,905)
Repurchases and reissuance of treasury stock, net	(11)	(50,012)
Other, net	(1,847)	(3,815)

Net cash used in financing activities	(144,476)	(135,115)

Effect of exchange rate changes on cash and cash equivalents	(14,948)	(2,520)

Net change in cash and cash equivalents	(84,316)	63,633

Cash and cash equivalents at beginning of period	721,814	630,193

Cash and cash equivalents at end of period	637,498	693,826

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

     Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

     None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers, as amended. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this guidance from the first quarter beginning January 1, 2018. Canon applied the modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the second quarter and the first half ended June 30, 2018 from the adoption of this standard were not material. In addition, in conjunction with the adoption of this standard, Canon has reconsidered the scope of performance obligations related to services, and as a result, certain costs related to service were also reclassified from operating expenses to cost of sales. The reclassified amounts for the second quarter and the first half ended June 30, 2018 were ¥28,188 million and ¥57,487 million, respectively.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this guidance from the first quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the first quarter beginning January 1, 2018 and the adoption of this standard resulted in the decrease in operating profit and the increase in other income of ¥2,487 million and ¥3,110 million for the second quarter ended June 30, 2017 and 2016, respectively, and ¥4,962 million and ¥6,221 million for the first half ended June 30, 2017 and 2016, respectively, and ¥9,874 million and ¥12,441 million for the years ended December 31, 2017 and 2016, respectively.